PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(4)
(To Prospectus dated October 2, 2003)	Registration No. 333-108202

1,450,000 Ordinary Shares

FLAMEL TECHNOLOGIES

Ordinary Shares in the Form of American Depositary Shares
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     Shareholders of Flamel Technologies S.A. are selling 1,450,000 ordinary shares. Each ordinary share is represented by one American Depositary Share (“ADS”).

     The ADSs are quoted on the Nasdaq National Market under the symbol “FLML”. On December 30, 2003, the last sale price of the ADSs as reported on the Nasdaq National Market was $27.25 per ADS.

     Investing in the ADSs involves risks that are described in the Risk Factors section beginning on page 2 of this prospectus supplement.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

EXPLANATORY NOTE

     This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. This prospectus supplement provides you with a general description of the securities that are being offered by the selling shareholders. The selling shareholders and their agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities.

SUMMARY

     This summary contains a general summary of the information contained in this prospectus. It may not include all the information that is important to you. You should read the entire prospectus, the prospectus supplement delivered with the prospectus and the documents incorporated by reference before making an investment decision.

FLAMEL TECHNOLOGIES S.A.

     Flamel Technologies S.A. is a biopharmaceutical company principally engaged in the development of proprietary formulations of drug candidates through the application of two patented drug delivery technologies to currently marketed products. Our Medusa® drug delivery technology is designed to provide the controlled-release of therapeutic proteins and peptides. Our Micropump® technology is a controlled-release technology for orally-administered small molecule pharmaceuticals. We have fifteen programs in clinical development and six developmental commercial partnerships with leading biopharmaceutical companies.

     Our core expertise is in the identification and early stage development of a broad array of clinically and commercially relevant compounds that could significantly be improved through our drug delivery systems. After we establish the pre-clinical feasibility of our compound formulations, we seek to leverage the infrastructure and financial resources of leading biopharmaceutical partners through strategic partnerships. This strategy has enabled us to establish a significant pipeline of clinical candidates with a modest financial resource commitment. We also develop formulations of drugs that are brought to us by the innovators of those drugs.

     Our lead product utilizing the Medusa controlled-release technology is Basulin®, a long-acting insulin in phase II trials for the treatment of diabetes. We recently licensed Basulin to Bristol-Myers Squibb Company. We estimate that the long-acting basal insulin market had worldwide sales in 2002 of $2.3 billion. We have a number of other proprietary development programs aimed at improving the clinical performance of known protein therapeutics via the Medusa technology.

     Genvir™, our lead product using our Micropump technology, is a controlled-release formulation of acyclovir for the treatment of herpes. The worldwide sales for therapeutic agents for herpes were estimated to be $1.7 billion in 2002. We have licensed Genvir, which has completed one phase III clinical trial and is slated to begin further phase III trials, to Biovail Corporation. We have four additional pharmaceutical development programs utilizing Micropump technology with disclosed partners, including GlaxoSmithKline plc (except for a terminated license agreement for a sachet formaulation of Augmentin) , Merck & Co., Inc. and Servier S.A. In addition, we have a number of drug development programs utilizing Micropump technology that are either licensed to undisclosed partners or still owned entirely by us.

     Our principal executive offices are located at 33 Avenue du Docteur Georges Levy, 69693 Venissieux Cedex, France, and our telephone number is 011 (33) 4 72 78 34 34. The address of our Washington D.C. office is 2121 K Street N.W., Suite 650, Washington, D.C. 20037, and our telephone number at this address is (202) 862-8400.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     The prospectus, this prospectus supplement and the documents incorporated herein by reference, contain forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the SEC or otherwise. The words “believe,” “expect,” “anticipate,” and “project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, information regarding revenues, income or loss, capital expenditures, acquisitions, distributions, growth, plans for future operations, financing needs or plans, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” describe factors, among others, that could contribute to or cause such differences.

RISK FACTORS

     Investing in our ADSs involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in the accompanying prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and the additional information in the other reports we file with the SEC. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect us.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of our ADSs by the selling shareholders.

SELLING SHAREHOLDERS

     The following table sets forth information with respect to the selling shareholders and the ADSs beneficially owned by each selling shareholder that will be offered under this prospectus supplement.

			Number of Ordinary
			Shares or ADSs
	Number of Ordinary		Owned After
	Shares Or ADSs Owned	Number of	Completion
Name of Beneficial Owner	Prior to the Offering	ADSs Offered	of the Offering

SF Capital(1)	598,426	550,000	48,426
Biotechnology Value Fund, L.P.(2)	945,063	900,000	45,063

(1)	Sole voting and dispositive power over the shares beneficially owned by SF Capital is held by Michael A. Roth and Brian J. Stark in their capacity as managing members of Staro Asset Management, LLC, the investment manager of SF Capital.

(2)	Includes shares held by Biotechnology Value Fund, L.P. and its affiliates, Biotechnology Value Fund II, L.P., Investment 10, L.L.C., BVF Partners L.P. and BVF Inc.

PLAN OF DISTRIBUTION

     The selling shareholders may sell the ADSs from time to time. The selling shareholders will act independently of us in making decisions regarding the timing, manner and size of each sale.

     The selling shareholders may make these sales on Nasdaq or one or more exchanges, in the over-the-counter market, through put or call options transactions relating to the ADSs, through short sales of such ADSs, in privately negotiated transactions or a combination of such methods of sale or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, fixed prices, varying prices determined at the time of sale or at negotiated prices. The selling shareholders will have the sole discretion not to accept any purchase offer or make any sale of ADSs if they deem the purchase price to be unsatisfactory at any particular time.

     The selling shareholders may use one or more of the following methods to sell the ADSs:

•	a block trade in which the selling shareholder’s broker or dealer will attempt to sell the ADSs as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the ADSs as a principal and then resell the ADSs for its own account pursuant to this prospectus supplement;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To our knowledge, none of the selling shareholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of ADSs of ADSs offered by this prospectus supplement; however, the selling shareholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their ADSs in the future. To the extent required, this prospectus supplement may be amended or supplemented from time to time to describe a specific plan of distribution. To the extent required, the supplement will disclose:

•	the name of each selling shareholder and of the participating broker-dealer(s);

•	the number of ADSs involved;

•	the price at which the ADSs were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus supplement; and

•	other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

     From time to time, the selling shareholders may pledge, donate, transfer, distribute or assign ADSs to third parties, and such third parties may pledge, donate, transfer, distribute or assign such ADSs to their respective partners, shareholders or other beneficiaries, and such third parties, partners, shareholders or other beneficiaries shall be deemed “selling shareholders” for purposes of this prospectus supplement. The number of the selling shareholders’ ADSs beneficially owned by a selling shareholder who pledges, donates, transfers, distributes or assigns ADSs will decrease as and when such selling shareholders takes such actions. The plan of distribution for selling shareholders’ ADSs sold hereunder will otherwise remain unchanged, except that any pledgee, donee, transferee, distributee or assignee or other successors-in-interest will be “selling shareholders” hereunder.

     The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the ADSs or otherwise. In these transactions, broker-dealers may engage in short sales of the ADSs in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell ADSs short and redeliver the ADSs to close out such short positions. The selling shareholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the ADSs. The broker-dealer may then resell or otherwise transfer such ADSs pursuant to this prospectus supplement. The selling shareholders also may loan or pledge the ADSs to a broker-dealer. The broker-dealer may sell the ADSs so loaned, or upon default, the broker-dealer may sell the pledged ADSs pursuant to this prospectus supplement.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the ADSs for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers, and the selling shareholders, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of the ADSs.

Accordingly, any such commission, discount or concession received by them and any profit on the resale of the ADSs purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.

     Any ADSs covered by this prospectus supplement which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus supplement.

     Under applicable rules and regulations, any person engaged in the distribution of the ADSs may not simultaneously engage in market making activities with respect to our ADSs for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of our ADSs by the selling shareholders.

     We will make copies of this prospectus supplement available to the selling shareholders and have informed them of the need to deliver copies of this prospectus supplement to purchasers at or prior to the time of any sale of the ADSs.

     We will bear all costs, expense and fees in connection with the registration of the ADSs. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of the ADSs. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the ADSs against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities in connection with their offering of the ADSs, including liabilities arising under the Securities Act.

DESCRIPTION OF SHARE CAPITAL

     Set forth below is certain information concerning Flamel’s share capital together with related summary information concerning certain provisions of Flamel’s statuts and applicable French law. Such description of Flamel’s share capital and summary information are qualified in their entirety be reference to Flamel’s statuts which has been filed as an exhibit to Flamel’s Registration Statement on Form F-1 filed on April 19, 1996, as amended.

General

     The share capital of Flamel consists of ordinary shares, nominal value 0.122 euros per share. As of September 30, 2003, the issued and outstanding share capital of the Company was 19,291,590 ordinary shares. All of the shares, including the shares to be sold in this offering, are or will be fully paid. Pursuant to Flamel’s statuts, the shares may be held only in registered form on the books and records of the Company. See “ – Form and Holding of Shares.”

Changes in Share Capital

     Except as set forth below, the share capital of Flamel may be increased only with the approval of the shareholders at an extraordinary general meeting, following a recommendation of the Board of Directors. Increases in share capital may be effected either by the issuance of additional shares, by an increase in the nominal value of existing shares or by the creation of a new class of shares. Additional shares may be issued for cash, in satisfaction of indebtedness incurred by Flamel or for assets contributed in kind, upon the conversion, exchange or redemption of debt securities previously issued by Flamel, upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe for shares, or by capitalization of reserves. Share dividends may be distributed in lieu of payment of cash dividends, as described under “— Dividend and Liquidation Rights.”

     French law requires that the net assets of a corporation as calculated under French statutory accounting be equal to at least one-half of its issued nominal capital (capital social). The board of directors of any such French corporation must, within four months from the approval by the shareholders of the audited accounts showing such a deficiency in the net asset position, convene an extraordinary meeting of shareholders in order to decide whether the corporation ought to be dissolved before its statutory term or whether to continue the business activity of the corporation. If the dissolution is not declared, the net asset position must then be restored at the latest at the end of the second fiscal year following the fiscal year during which the insufficient net asset position was legally established by the shareholders.

     The shareholders of Flamel have authorized the Board of Directors of Flamel to the increase the share capital related to the securities being offered by the Company in this offering in one or several issuances, up to an amount of 2,000,000 new shares. The shareholders of Flamel have also decided that the final share purchase price shall be a minimum of $12 per share and no less than 90% of the market price for the shares on the trading day immediately preceding the subscription of the shares and that the share purchase price for each issued share, to be set by the Board of Directors, will thus depend on the Company’s stock price on the day preceding the transaction in order to be compliant with the conditions mentioned above, under the supervision of Flamel’s statutory auditor. Unless repealed by the shareholders, this authorization will be in effect for a period that will expire at the end of the shareholders’ meeting of Flamel called on to rule on the financial statements for the fiscal year ending December 31, 2003.

     The shares issued or which may be issued upon exercise of warrants and stock options authorized pursuant to our shareholder resolutions approving our capital increases at extraordinary general shareholders’ meetings held between July 19, 2001 and February 18, 2003 may be voided because our shareholders were not asked to vote on resolutions which would reserve a capital increase for the sole benefit of our employees as required by French law. We intend to convene an extraordinary general meeting of shareholders as soon as practicable to ratify the votes taken at these shareholder meetings.

     Additionally, the issuance of certain shares in 1990 and 1996 may have been voidable under French law. However, the statute of limitations with respect to those share issuances has expired, and the validity of those shares may no longer be challenged.

Warrants and Options

     As of September 17, 2003, the Company has outstanding two series of warrants held by investors. The first such series consists of 700,000 warrants exercisable at a price of €5.96 per share at any time prior to March 23, 2005. The second such series consists of 250,000 warrants exercisable at a price of €5.96 per share at any time prior to March 23, 2005. These warrants are not evidenced by any separate certificates but rather are registered in the names of the respective holders on the books and records of the Company.

     On June 13, 2003, the Company’s Board of Directors proposed issuing warrants to certain directors to purchase 200,000 ordinary shares at an exercise price of €9.88 and expects to submit this proposal for approval by its shareholders at the next extraordinary meeting of shareholders. The Company expects to record a compensation charge as the options vest in an amount equal to the difference in value between the exercise price and the Company’s stock price on the date of shareholder approval.

     In March 2003, 400,000 options were granted to certain executives the vesting of which can accelerate upon the achievement of certain targets in 2003. If these targets are not attained, the options will continue to vest over four years in accordance with the terms of the 2003 plan agreement.

Preemptive Subscription Rights

     Unless previously waived or cancelled, holders of shares have preemptive rights to subscribe for additional shares issued by Flamel for cash on a pro rata basis. Shareholders may individually waive such preemptive subscription rights or cancel all of them at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously cancelled by an extraordinary general meeting or individually waived by each shareholder, are transferable during the subscription period relating to a particular offering of shares, unless otherwise decided by the extraordinary general meeting. Flamel’s shareholders’ meeting has cancelled the shareholders’ preemptive rights with respect to the issuance of the shares by the Company to or through the selected underwriter in connection with this offering.

Attendance and Voting at Shareholders’ Meetings

     In accordance with French law, there are two types of shareholders’ general meetings, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters such as the election of directors, the appointment of statutory auditors, the approval of the annual report prepared by the Board of Directors and the annual accounts, the declaration of dividends and the issuance of bonds.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to Flamel’s statuts, modification of shareholders’ rights, approval of mergers, increases or decreases in share capital, the creation of a new class of capital stock and the authorization of the issuance of investment certificates or securities convertible or exchangeable into shares. In particular, shareholder approval will be required for any and all mergers in which (i) the Company is not the surviving entity or (ii) the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the acquired entity.

     The Board of Directors is required to convene an annual ordinary general meeting of shareholders, which must be held within six months of the end of Flamel’s fiscal year, which is December 31. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by Flamel’s designated statutory auditors, currently Ernst & Young Audit, or by an agent appointed by the court. The court may be requested to appoint such an agent either by shareholder(s) holding at least 5% of Flamel’s share capital or by an interested party or the works council in cases of urgency. Following a successful take-over bid or the acquisition of control of the Company, the new majority shareholders may call a shareholders’ ordinary or extraordinary general meeting, depending on matters to be considered in such meeting. The notice calling such meeting must state the matters to be considered.

     French law provides that, at least 15 days before the date set for any general meeting on first notice, and at least six days before the date set for any general meeting on second notice, notice of the meeting must be sent by mail to all holders of properly registered shares who have held such shares prior to the date of the notice. A preliminary written notice (avis de reunion) must be sent to each shareholder who has requested to be notified in writing before the date set for any ordinary or extraordinary general meeting. Shareholders holding a defined percentage of the share capital of the Company, which varies depending on the absolute amount of the share capital, may propose resolutions to be submitted for approval by the shareholders at the meeting. The defined percentage referred to in the preceding sentence will never be higher than five percent. Holders of ADSs will receive notice of shareholders’ meetings and other reports and communications that are made generally available to shareholders from the Depositary if we furnish sufficient copies of the documents and ask the Depositary to mail them to ADR holders. See “Description of American Depositary Shares — Voting of the Underlying Shares” for the contents and time periods for notices of shareholder meetings to be given to the holders of ADSs.

     Attendance and exercise of voting rights at ordinary general meetings and extraordinary general meetings of shareholders are subject to certain conditions. Pursuant to the Company’s statuts, holders of shares deciding to exercise their voting rights must have their Shares registered in their names in the shareholder registry maintained by or on behalf of Flamel one day prior to the meeting at the latest. Certain procedures to effect such requirements will apply to a holder of ADSs desiring to exercise the voting rights relating to the shares corresponding to such ADSs. See “Description of American Depository Shares — Voting of the Underlying Shares.”

     All shareholders who have properly registered their shares have the right to participate in general meetings, either in person, by proxy or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, shares held by entities controlled directly or indirectly by Flamel shall not be entitled to any voting rights. A proxy may be granted by a shareholder whose name is reflected on the Company’s share registry to his or her spouse, to another shareholder or to a legal representative, in the case of a legal entity, or by sending a proxy in blank to the Company without nominating any representative. In the latter case, the chairman of the meeting of shareholders will vote the Shares with respect to which such blank proxy has been given in favor of all resolutions proposed by the Board of Directors and against all others.

     The presence in person or by proxy of shareholders holding not less than 25% (in the case of an ordinary meeting) or 33.3% (in the case of an extraordinary meeting) of the shares entitled to vote is necessary for a quorum. If a quorum is not present at an initial meeting, then the meeting must be adjourned. An adjourned meeting may be reconvened upon six days’ notice. Upon recommencement of an adjourned meeting, no quorum is required in the case of an ordinary general meeting but, in the case of an extraordinary meeting, the presence in person or by proxy of shareholders holding not less than 25% of the shares entitled to vote is required for a quorum.

     At an ordinary meeting, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against the resolution submitted to a vote.

     In addition to rights to certain information regarding Flamel, any shareholder may, during the 15 day period preceding a shareholders’ meeting, submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors is required to respond to such questions during the meeting.

     As set forth in the statuts, shareholders’ meetings are held at the registered office of the Company or at any other location specified in the written notice.

Dividend and Liquidation Rights

     As provided under French law, net income in each fiscal year (after deduction for legal reserve), as increased or reduced, as the case may be, by any net income or loss of any French corporation carried forward from prior years, is available for distribution to the shareholders of such corporation as dividends, all as determined in accordance with French statutory accounting. Dividends may also be distributed from available reserves of any French corporation, subject to approval by the shareholders and certain limitations.

     Under French law, a corporation is legally required to establish and maintain a legal reserve by making a minimum transfer of 5% of its net income in each year to such legal reserve as may be necessary to maintain it at a level equal to 10% of the aggregate nominal value of its share capital, as increased or reduced from time to time. The legal reserve is distributable only upon liquidation. The payment of dividends, if any, is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved following recommendation of the Board of Directors. Dividends are payable pro rata to holders of shares outstanding on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of the Board of Directors approving the distribution of interim dividends. The actual dividend payment date is determined by the shareholders at the ordinary general meeting approving the declaration of the dividends or by the Board of Directors in the absence of such determination by the shareholders. The payment of the dividends must occur within nine months of the end of a French company’s fiscal year. Dividends not claimed within five years of the date of payment revert to the French state. The statuts of the Company authorize the shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends either in cash or shares.

     If net income (as shown on an interim income statement certified by Flamel’s statutory auditors) is sufficient, the Board of Directors has the authority, subject to French law and regulations, without the approval of shareholders, to distribute interim dividends.

     In the event that Flamel is liquidated, the assets of Flamel remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the capital of the shares, and the surplus, if any, will then be distributed pro rata among the holders of shares in proportion to the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

Repurchase of Shares

     Pursuant to French law, Flamel may not acquire its shares except in certain limited circumstances not presently applicable to it.

Form and Holding of Shares

     Form of Shares. Flamel’s statuts provides that shares may be held only in registered form.

     Holding of Shares. Shares are registered in the name of the respective owners thereof in the registry maintained by or on behalf of Flamel. Stock certificates evidencing shares, in a manner comparable to that in the United States, are not issued by French companies, but the Company may issue or cause to be issued confirmations as to holdings of shares registered in such registry to the persons in whose name such shares are registered. Such confirmations do not constitute documents of title and are not negotiable instruments.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

     The following is a summary of the material provisions of the Deposit Agreement. This summary is qualified in its entirety by reference to the Deposit Agreement, which has been filed as an exhibit to Post-Effective Amendment No. 1 to Flamel’s Registration Statement on Form F-6 filed on July 26, 2001, as amended. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary in New York, which is presently located at 101 Barclay Street, New York, New York 10286. As used herein, the term “ADR holder” shall mean a person in whose name an American Depositary Receipt (“ADR”) is registered on the books of the Depositary maintained for such purpose. Capitalized terms not defined herein shall have the respective meanings assigned to them by the Deposit Agreement.

American Depositary Receipts

     The Depositary will execute and deliver the ADRs. Each ADR is a certificate evidencing a specific number of ADSs. Each ADS represents one Ordinary Share (or a right to receive one Ordinary Share) deposited with the Depositary or the Paris office of Credit Lyonnais, as custodian (the “Custodian”), for the Depositary presently located at 19 Boulevard des Italiens, 75002 Paris, France. Each ADS will also represent any other securities, cash or other property that may be held by the Depositary.

     You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The Depositary will be the holder of the Ordinary Shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. The Deposit Agreement sets forth ADR holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADRs.

Dividends and Other Distributions

     The Depositary has agreed to pay to you the cash dividends or other distributions it or the Custodian receives on the Ordinary Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the Depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The Depositary may distribute additional ADRs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADRs. It will sell shares that would require it to deliver a fractional ADRs and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADRs, the outstanding ADRs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to you. If the Depositary decides it is not legal and feasible to make the rights available but that it is feasible to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADRs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADRs freely in the United States. In this case, the Depositary may deliver restricted ADRs that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The Depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

     The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

     The Depositary will deliver ADRs if you or your broker deposits shares or evidence of rights to receive shares with the Custodian or the Depository. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

     You may turn in your ADRs at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will transfer the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the Custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible.

Voting of the Underlying Shares

     You may instruct the Depositary to vote the Ordinary Shares underlying your ADRs, but only if we ask the Depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

     If we ask for your instructions, the Depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the Depositary to vote the Ordinary Shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to French law and the provisions of our statuts, to vote or to have its agents vote the shares or other deposited securities as you instruct. If the Depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to vote the number of deposited securities represented by your ADSs in accordance with the recommendations of our management. However, the Depositary will not vote under the preceding sentence if we notify the Depositary that:

•	we do not wish it to do so;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

     The Depositary will only vote or attempt to vote as you instruct or as described in this paragraph.

     We cannot assure you that you will receive the voting materials on time to ensure that you can instruct the Depositary to vote your Ordinary Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares:
Or ADR holders must pay:		For:

1.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Execution and delivery of ADRs, including issuances resulting from a distribution of shares or rights or other property

		•	Cancellation of ADRs for the purpose of withdrawal, including if the Depositary Agreement terminates

2.	$.02 (or less) per ADS	•	Any cash distribution to you

3.	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR holders

4.	$1.50 or less per certificate	•	Registration of transfer of ADRs

5.	Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

6.	Expenses of the Depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

7.	Taxes and other governmental charges the Depositary or the custodian has to pay on any ADR or share underlying an ADR for example, stock transfer taxes, stamp duty or withholding taxes

8.	Expenses of the Depositary in converting foreign currency to U.S. dollars

Payment of Taxes

     The Depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

     If we (i) change the nominal value of our shares, (ii) reclassify, split up or consolidate any of the deposited securities, (iii) distribute securities on the shares that are not distributed to you or (iv) recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action, then:

•	the cash, shares or other securities received by the Depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities; and

•	the Depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

     We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 60 days after the Depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

     The Depositary will terminate the Deposit Agreement if we ask it to do so. The Depositary may also terminate the Deposit Agreement if the Depositary has told us that it would like to resign and we have not appointed a successor Depositary within 90 days. In either case, the Depositary must notify you at least 90 days before termination.

     After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else: (1) advise you that the Deposit Agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property and (4) deliver shares and other deposited securities upon cancellation of ADRs. One year after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we have agreed to pay.

Limitations on Obligations and Liability

     The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. The Depositary and we:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the Deposit Agreement;

•	are not liable if either of us exercises discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the Deposit Agreement, we agree to indemnify the Depositary for acting as Depositary, except for losses caused by the Depositary’s own negligence or bad faith.

Requirements for Depositary Actions

     Before the Depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

     The Depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

     You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because (i) the Depositary has closed its transfer books or we have closed our transfer books, (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting or (iii) we are paying a dividend on our shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADRs

     The Deposit Agreement permits the Depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of ADRs. The Depositary may also deliver shares upon cancellation of prereleased ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A prerelease is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive ADRs instead of shares to close out a pre-release. The Depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to thirty percent (30%) of the Ordinary Shares deposited, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

LEGAL MATTERS

     Cariddi, Mee, Rué / Hogan & Hartson L.L.P., Paris, France, has provided an opinion regarding the legality of the securities being offered by the selling shareholders.

EXPERTS

     The consolidated financial statements of Flamel Technologies S.A. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in the Prospectus Supplement of Flamel Technologies S.A., which is referred to and made a part of this Prospectus Supplement, have been audited by Ernst & Young Audit, independent auditors, as set forth in their report included therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given authority of such firm as experts in accounting and auditing.